SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934


For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ____ to ____

Commission file number ______

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Mid-America Energy Resources Employee Retirement Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The AES Corporation
                             1001 North 19th Street
                               Arlington, VA 22209

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page
FINANCIAL STATEMENTS (Unaudited):


     Statements of Assets Available for Benefits as of
        December 31, 2002 and 2001
        as of December 31, 2002 and 2001 (Unaudited)                          1

     Statements of Changes in Assets Available for Benefits
           for the Year Ended December 31,2002 (Unaudited)                    2

     Notes to Financial Statements                                            3

     * Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.


MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------------------------


                                                                      2002                 2001
                                                                    Unaudited            Unaudited
ASSETS:

INVESTMENTS - at fair value:

  The AES Corporation
    Common Stock                                                      32,844              254,868

  Merrill Lynch Equity Index Trust Fund
    Common/Collective Trust                                          175,636              314,966

  Merrill Lynch Retirement Preservation Trust Fund
    Common/Collective Trust                                          101,074              133,851

  Oppenheimer Main Street & Growth
    Mutual Fund                                                      124,724              216,979

  Ivy International Fund
    Mutual Fund                                                        5,308               10,539

  Aim Income Fund
    Mutual Fund                                                        2,729                6,496

  Merrill Lynch Global Allocation Fund
    Mutual Fund                                                      260,479              405,701

  Merrill Lynch Global Allocation Fund
    Mutual Fund                                                      104,619              193,141
                                                               --------------       --------------

           Total Investments                                         807,413            1,536,541

  Participant Loans                                                    6,132               79,084

CASH                                                                      --                4,824

CONTRIBUTIONS RECEIVABLE                                                  --                4,934

ACCRUED INTEREST AND DIVIDENDS                                         1,939                1,889
                                                            -----------------    -----------------

     Total assets                                                    815,484            1,627,272
                                                            -----------------    -----------------

LIABILITIES:

ACCRUED Fees                                                           1,065                   --

                                                            -----------------    -----------------
     NET ASSETS AVAILABLE FOR BENEFITS                       $       814,419      $     1,627,272
                                                            =================    =================



See notes to financial statements.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN


STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002 (Unaudited)
----------------------------------------------------------------------------

INCREASES

Employee contributions                                            $      --
Company contributions, net                                               --
Interest and dividend income                                         22,101
Rollover accounts and principal repayments                           (5,889)
Net appreciation (depreciation) of investments                     (330,119)
                                                        --------------------
          Total                                                    (313,907)
                                                        --------------------

DECREASES

Withdrawals by participants or their
  beneficiaries                                                     433,724
Loan repayments from distributions                                   64,869
Administrative fees                                                     353
                                                        --------------------
          Total                                                     498,946
                                                        --------------------

DECREASE IN ASSETS AVAILABLE FOR BENEFITS                          (812,853)

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                  1,627,272

                                                        --------------------
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                        $ 814,419
                                                        ====================



See notes to financial statements.

MID-AMERICA ENERGY RESOURCES
EMPLOYEE RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Mid-America Energy Resources Employee Retirement Plan (the "Plan") have been prepared on the accrual basis.

     Plan Assets

     Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions, payment of vested employer contributions to employees withdrawing from the Plan, payment to employees obtaining an in-service distribution, payment due to a hardship withdrawal, issuing loan proceeds, distribution to retiring employees, distribution to beneficiaries of deceased employees or to pay expenses of the Plan. All payments made from the trust require the approval of the Employee's Pension Committee of Indianapolis Power & Light Company, Inc. (the "Pension Committee"). Merrill Lynch Trust Company is the sole Trustee and record keeper of the assets of the Plan.

     Investments

     Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of securities sold is determined on a specific identification basis.

     Use of Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in net assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

     Benefit Payments

     Upon retirement, a participant has an option to receive his or her account balance as a lump sum payment or as a direct rollover, as described in the Plan agreement. A participant may withdraw his or her vested contributions in the event of hardship, as defined in the Plan agreement, or may continue to be a non-active participant. Benefit payments are recorded when paid.

     Administrative Fees

     For the plan year ended December 31, 2002, each participant with an investment in the AES Common Stock Fund was charged approximately $.08 per share. There are no other transaction-based fees for the other investment funds. Administrative fees on the mutual and managed funds were based upon fund balances.

2.   DESCRIPTION OF THE PLAN

     The Plan is administered by the Pension Committee which is a committee appointed by the Indianapolis Power & Light Company ("IPALCO") Board of Directors. The Plan is a defined contribution plan, and employees of MAER and its affiliates become eligible to participate in the Plan at attainment of age 18 and immediately upon hire.

     All employees become fully vested in the plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions.

     Employee contributions are made through payroll deductions representing amounts equal to a specified percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 1% to 15% in increments of 1%. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 6%. Each participant's account is credited with the participant's contribution and MAER's matching contribution. Allocations of Plan earnings are based on individual account balances relative to total account balances as of the valuation dates.

     Participant fund transfers are subject to certain restrictions as outlined in the Summary plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and after payment of necessary expenses shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

     The Plan is  maintained  with the intent of being a  qualified  trust under
     Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on November 14, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Participants may obtain a loan from the Plan up to a maximum of the lesser of $50,000 or one-half of the participant's vested account balance (subject to the provisions of the Plan). Each participant may have only one loan outstanding at any time. Loans are to be repaid over a term not to exceed five years. Loans bear an interest rate as determined by the Trustee, Merrill Lynch.

     The Plan is valued daily.

     Participants should refer to the "Summary Plan Description" for a more detailed description of the Plan.

3.   RISKS AND UNCERTAINTIES

     The  Plan  invests  in  various   securities   including  U.S.   Government
     securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                         2002             2001

The AES Corporation common stock 10,875 and
  15,588 shares, respectively                           32,844          254,868

Oppenheimer Main Street Income & Growth
  Mutual Fund, 4,797 and 6,676 shares, respectively   $ 124,724       $ 216,979

Merrill Lynch Global Allocation Fund
  22,789 and 31,572 shares,
   respectively                                       $ 260,479       $ 405,700

Merrill Lynch Retirement Preservation Trust,
  101,074 and 133,851 shares, respectively            $ 101,074       $ 133,851
Merrill Lynch Equity Index Trust,
    2,803 and 3,908 shares, respectively              $ 175,637       $ 314,967

Merrill Lynch Balanced Capital Fund
     4,700 and 7,226 shares, respectively             $ 104,619       $ 193,141



During 2002, the Plan's investments (including both realized and unrealized gains and losses) depreciated in value by $330,119 as follows:

        Mutual Funds                                     $ 96,691
        Common/Collective Trust                            56,856
        Common Stock                                      176,572
                                                         --------
Net depreciation in fair value of investments            $330,119
                                                        =========


5.   MERRILL LYNCH RETIREMENT PRESERVATION TRUST

     One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2002 and 2001 approximates market value. The average yield rates for 2002 and 2001 were approximately 5.47% and 6.50%, respectively.

6.   RELATED PARTY TRANSACTIONS

     Merrill Lynch, the Plan Trustee, invests in AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of Indianapolis Power & Light, any investment transactions involving AES common stock qualify as related-party transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Capital Fund, and the Merrill Lynch Federal Securities Trust.

                                    * * * * *

                              REQUIRED INFORMATION

     The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. ss.1350, is attached hereto as Exhibit 99.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           EMPLOYEE'S THRIFT PLAN OF INDIANAPOLIS POWER & LIGHT COMPANY By the Plan Administrator:


                           EMPLOYEE'S PENSION COMMITTEE OF
                           INDIANAPOLIS POWER & LIGHT COMPANY


                           By:/s/ Edward J. Kunz
                              -------------------------------------
                              Edward J. Kunz, Chairman of the Committee





DATE: June 27, 2003